# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agassi Sports Entertainment Corp., CIK 0000930245
CUSIP: 379413107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 05/04/2025
Filed by CIK 0001501681
Persons authorized to receive notices and communications: Shawn Cable, 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144, 702-866-2912

## Reporting persons
- AGASSI VENTURES, LLC (CIK 0001501819): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 1,941,876; sole dispositive power 0; shared dispositive power 1,941,876; aggregate amount beneficially owned 1,941,876 (27.1% of the class)
  Comment: (7), (9) and (11) Represents shares of Common Stock issuable upon exercise of the Warrants (defined and discussed below).
  
  (13) Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of March 19, 2025, as set forth on the cover page of the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024.
- INVESTMENTS AKA, LLC (CIK 0001501681): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 1,941,876; sole dispositive power 0; shared dispositive power 1,941,876; aggregate amount beneficially owned 1,941,876 (27.1% of the class)
  Comment: (7), (9) and (11) Represents shares of Common Stock issuable upon exercise of the Warrants (defined and discussed below).
  
  (13) Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of March 19, 2025, as set forth on the cover page of the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024.
- ANDRE AGASSI TRUST (CIK 0001501679): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 1,941,876; sole dispositive power 0; shared dispositive power 1,941,876; aggregate amount beneficially owned 1,941,876 (27.1% of the class)
  Comment: (7), (9) and (11) Represents shares of Common Stock issuable upon exercise of the Warrants (defined and discussed below).
  
  (13) Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of March 19, 2025, as set forth on the cover page of the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024.
- ANDRE K. AGASSI: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 1,941,876; sole dispositive power 0; shared dispositive power 1,941,876; aggregate amount beneficially owned 1,941,876 (27.1% of the class)
  Comment: (7), (9) and (11) Represents shares of Common Stock issuable upon exercise of the Warrants (defined and discussed below).
  
  (13) Percentage ownership is based on 9,785,056 shares of common stock of the Issuer outstanding as of March 19, 2025, as set forth on the cover page of the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Agassi Sports Entertainment Corp.
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144
Comment:
This Second Amended Schedule 13D/A relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of Agassi Sports Entertainment Corp. (f/k/a Global Acquisition Corporation), a Nevada corporation (the "Issuer" or the "Company").

This Amendment No. 2 (the "Amendment") amends the Schedule 13D/A filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons (defined below) on July 12, 2024.

## Item 2. Identity and Background
Name of person filing: Investments AKA, LLC is a Nevada limited liability company which is owned and managed by Agassi Ventures, LLC; Agassi Ventures, LLC, is a Nevada limited liability company which is owned by The Andre Agassi Trust and managed by Andre K. Agassi; The Andre Agassi Trust is a trust created by Andre K. Agassi, who serves as its trustee; and Andre K. Agassi is an individual.
Residence or business address:
1120 N. Town Center Drive, Suite 160
Las Vegas, NV 89144
Present principal occupation or employment: The principal occupation of Andre K. Agassi, a retired professional tennis player, is Chairman of the Andre Agassi Foundation for Education and Chairman of Agassi Graf Holdings, LLC. The principal business of Agassi Ventures, LLC and Investments AKA, LLC is to hold and manage investments for entities related to Mr. Agassi. The Andre Agassi Trust is a revocable trust of which Mr. Agassi serves as sole trustee.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Investments AKA and Agassi Ventures, LLC are Nevada limited liability companies. The Andre Agassi Trust is a trust created under the laws of the State of Nevada of which Andre K. Agassi is sole trustee. Mr. Agassi is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 3, 2024, the Issuer issued to Investments AKA, LLC ("AKA") warrants to purchase 705,417 shares of Issuer's Common Stock at an exercise price equal to $0.397; and such warrants are exercisable immediately for one half (rounded up to the nearest whole share) of Issuer's Common Stock purchasable thereunder, with such warrants exercisable for the remainder of such Common Stock beginning on the first anniversary of the date of such warrants. The issuance of warrants by Issuer to AKA was done in connection with services provided, and to be provided, by Andre K. Agassi, either individually or through AKA (or a related entity). There was no cash involved with the acquisition of the warrants.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the warrants to purchase the shares of the Issuer's Common Stock subject to this Schedule 13D/A for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Agassi Ventures, LLC, The Andre Agassi Trust and Andre K. Agassi own directly no shares of Common Stock.

The Andre Agassi Trust, which owns all of the interests in Agassi Ventures, LLC, may be deemed to share voting and dispositive power with respect to the 1,941,876 shares held by Investments AKA, LLC, which represents approximately 27.1% of the shares outstanding.

Andre K. Agassi, who is the manager of Agassi Ventures, LLC, may be deemed to share voting and dispositive power with respect to the 1,941,876 shares of Common Stock held by AKA Investments, LLC, which represents approximately 27.1% of the shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Agassi Ventures, LLC, The Andre Agassi Trust and Andre K. Agassi own directly no shares of Common Stock.

The Andre Agassi Trust, which owns all of the interests in Agassi Ventures, LLC, may be deemed to share voting and dispositive power with respect to the 1,941,876 shares held by Investments AKA, LLC, which represents approximately 27.1% of the shares outstanding.

Andre K. Agassi, who is the manager of Agassi Ventures, LLC, may be deemed to share voting and dispositive power with respect to the 1,941,876 shares of Common Stock held by AKA Investments, LLC, which represents approximately 27.1% of the shares outstanding.
Transactions in the class effected during the past sixty days: See Item 3, above.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the securities beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Warrant to Purchase Common Stock issued to Investments AKA, LLC by Agassi Sports Entertainment Corp. (f/k/a Global Acquisitions Corporation) effective July 3, 2024 https://www.sec.gov/Archives/edgar/data/930245/000147237524000058/sched13da.htm (filed as Exhibit 10.1 to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on July 12, 2024).

## Signatures
- AGASSI VENTURES, LLC: /s/ Andre K. Agassi, Andre K. Agassi (05/06/2025)
- INVESTMENTS AKA, LLC: /s/ Andre K. Agassi, Andre K. Agassi (05/06/2025)
- ANDRE AGASSI TRUST: /s/ Andre K. Agassi, Andre K. Agassi (05/06/2025)
- ANDRE K. AGASSI: /s/ Andre K. Agassi, Andre K. Agassi (05/06/2025)